                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                             ----------------------

                                    FORM 11-K

                             ----------------------

             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                        SECURITIES EXCHANGE ACT OF 1934


(Mark One)

/X/   ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2000

                                       OR

/ /   TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
      SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______ to _________

Commission file number 001-14624



      A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       ALLEGHANY ASSET MANAGEMENT SAVINGS
                             AND PROFIT SHARING PLAN
                        Benefits Administration Committee
                             171 North Clark Street
                             Chicago, Illinois 60601

      B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

                              ALLEGHANY CORPORATION
                                 375 Park Avenue
                            New York, New York 10152

                                   SIGNATURES

      Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee of the Alleghany Asset Management Savings and Profit Sharing Plan has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.



                                    ALLEGHANY ASSET MANAGEMENT
                                    SAVINGS AND PROFIT SHARING PLAN
                                    -------------------------------
                                            (Name of Plan)

DATE:  June 29, 2001                By: /s/ Seymour A. Newman
                                        -------------------------------
                                        Seymour A. Newman
                                        Senior Vice President, Chief Financial
                                        Officer and Treasurer, The Chicago Trust
                                        Company

                                  EXHIBIT INDEX


        EXHIBIT NO.                DESCRIPTION                PAGE NUMBER


           23.1                 Consent of KPMG LLP               10

                           ALLEGHANY ASSET MANAGEMENT
                         SAVINGS AND PROFIT SHARING PLAN

                        Financial Statements and Schedule

                           December 31, 2000 and 1999

                   (With Independent Auditors' Report Thereon)

                          INDEPENDENT AUDITORS' REPORT



   The Benefit Administration Committee
   Alleghany Asset Management
   Savings and Profit Sharing Plan:


   We have audited the accompanying statements of net assets available for benefits of Alleghany Asset Management Savings and Profit Sharing Plan (the "Plan") as of December 31, 2000 and 1999, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan's administrator. Our responsibility is to express an opinion on these financial statements based on our audits.

   We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the plan administrator, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999 and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

   Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 2000 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of Plan's administrator and has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.




                                                  /s/ KPMG LLP


   June 15, 2001

                           ALLEGHANY ASSET MANAGEMENT
                         SAVINGS AND PROFIT SHARING PLAN

                 Statements of Net Assets Available for Benefits

                           December 31, 2000 and 1999


                                                  2000             1999
                                               -----------     -----------

Assets:

Investments, at fair value                     $29,918,016      26,085,298

Employer contribution receivable                 1,603,664       1,337,232

Interest income receivable                             165              --
                                               -----------     -----------

         Net assets available for benefits     $31,521,845      27,422,530
                                               ===========     ===========


See accompanying notes to financial statements.

                           ALLEGHANY ASSET MANAGEMENT
                         SAVINGS AND PROFIT SHARING PLAN

           Statements of Changes in Net Assets Available for Benefits

                 For the years ended December 31, 2000 and 1999



                                                         2000              1999
                                                     ------------      ------------

Additions to net assets attributed to:
    Investment income:
      Net appreciation (depreciation)
        in fair value of investments                 $ (2,639,186)        3,240,086
      Dividends and interest                            2,849,082         1,147,177
                                                     ------------      ------------
                                                          209,896         4,387,263

    Contributions:
      Participant contributions                         3,013,097         2,281,011
      Employer contributions, net of forfeitures        2,172,942         1,805,822
                                                     ------------      ------------
                                                        5,186,039         4,086,833
                                                     ------------      ------------
             Total additions                            5,395,935         8,474,096

Deductions to net assets attributed to:
    Benefits paid to participants                       1,279,223         6,345,680
    Management and other fees                              17,397            19,536
                                                     ------------      ------------
             Total deductions                           1,296,620         6,365,216
                                                     ------------      ------------

             Change in net assets
               available for benefits                   4,099,315         2,108,880

Net assets available for benefits:
    Beginning of year                                  27,422,530        25,313,650
                                                     ------------      ------------
    End of year                                      $ 31,521,845        27,422,530
                                                     ============      ============


See accompanying notes to financial statements.

                           ALLEGHANY ASSET MANAGEMENT
                         SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(1)   DESCRIPTION OF PLAN

      The following description of the Alleghany Asset Management Savings and Profit Sharing Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete description of the Plan's provisions.

         GENERAL

         The Plan is a defined contribution plan established by Alleghany Asset Management, Inc. and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan's sponsor is Alleghany Asset Management, Inc. ("AAM" or the "Company").

         INVESTMENT ELECTIONS

         The Company currently maintains twelve investment elections for the Plan as the participants direct:

         o The Chicago Trust Company Investment Trust for Employee Benefit Plans - Safety of Principal Fund (collective fund);

         o The Chicago Trust Company Investment Trust for Employee Benefit Plans - Growth Stock Fund (collective fund);

         o The Chicago Trust Company Investment Trust for Employee Benefit Plans - International Stock Fund (collective fund);

         o  Alleghany/Chicago Trust Bond Fund (mutual fund);

         o  Alleghany/Chicago Trust Balanced Fund (mutual fund);

         o  Alleghany/Chicago Trust Growth & Income Fund (mutual fund);

         o  Montag and Caldwell Growth Fund - Class I (mutual fund);

         o  Alleghany/Chicago Trust Small Cap Value Fund (mutual fund);

         o  Alleghany/Veredus Aggressive Growth Fund (mutual fund);

         o  Alleghany/Blairlogie International Developed Fund (mutual fund);

         o  Alleghany/Blairlogie Emerging Markets Fund (mutual fund);

         o Alleghany Stock fund, a pooled investment fund, which invests in the common stock of Alleghany Corporation (Alleghany), the Company's parent (see note 7).



                                        4                            (Continued)

                           ALLEGHANY ASSET MANAGEMENT
                         SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


         PARTICIPATION AND VESTING

         Each participant's account is credited with the participant's contribution and allocations of (a) the Company's contribution and
         (b) Plan earnings and charged with an allocation of administrative expenses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant's vested account.

         Employees are fully vested in their own contributions. In accordance with the provisions of the Plan, each employee who is currently 21 years of age is eligible to participate in the Plan without regard to years of service. All participants vest in employer contributions and earnings thereon according to the following schedule:


                                                      PERCENT
                                                       VESTED
                                                    -----------

                      Less than one year                   -
                      One year, but less than two         30%
                      Two years, but less than three      60%
                      Three years or more                100%
                                                    ===========

         Employees will be vested 100% through mortality, total and permanent disablement, or if they leave service with AAM at age 55 or over.

         EMPLOYER CONTRIBUTIONS

         The Company contributes both a base amount and an additional profit sharing amount. The base amount consists of a Company contribution of an amount equal to 50% of each eligible (1% to 6%) participant's before-tax contributions. Base contributions are made on a biweekly basis. At the end of each plan year the Company may also contribute an additional profit sharing amount on behalf of each participant employed on December 31. The profit sharing amount is an additional percentage (0% to 100%) of the eligible participant's before-tax contribution and is based upon the pre-tax operating income of the Company.

         Certain employees who are not eligible to participate in the Company's defined benefit pension plan (principally based upon date of hire) are eligible to participate in the Plus Account of this plan. In general, an employee is eligible for the Plus Account if he or she is at least 21 years of age, has one year of eligibility service, and was employed on the last day of the plan year. Participants who died, retired, or were disabled during the plan year are not subject to the "last day of plan year" portion of the foregoing provision. Contributions for the Plus Account are calculated based on age, compensation, and years of service.

         Contributions are recorded on an accrual basis. Amounts credited in the accounts of participants who terminate employment with a partially vested interest in their employer account balances forfeit the rights in such nonvested account balances and all forfeitures serve to reduce the employer's contributions.


                                       5                             (Continued)

                           ALLEGHANY ASSET MANAGEMENT
                         SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


         EMPLOYEE CONTRIBUTIONS, WITHDRAWALS, AND LOANS

         Participants in the Plan are permitted to make contributions on a before-tax basis each payroll period of between 1% and 13% of base compensation up to a maximum amount of $10,500 in 2000 and $10,000 in 1999. A participant may not withdraw participant contributions until reaching the age of 59-1/2 unless hardship can be proven to the Benefits Administration Committee. Any participant with at least five years of participation in the Plan or any of the previous plans may withdraw the employer's contributions and earnings, in whole or in part once each year. A participant may also request a loan of before-tax contributions subject to the limitations set forth in the Plan. All new loans are repaid by payroll deductions and the loans are carried at their outstanding balance. Interest rates charged on these loans are calculated using the prime interest rate as of the prior month-end less one percent. Withdrawals due to retirement, death, permanent disability, and termination of employment are provided for as defined within the Plan and are subject to Federal income tax provisions.

         EXPENSES

         The majority of the costs of administering the Plan are generally absorbed by the Company.

(2)   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         BASIS OF PRESENTATION

         The accompanying financial statements have been prepared on the accrual basis and in accordance with accounting principles generally accepted in the United States of America.

         INVESTMENT VALUATION AND INCOME RECOGNITION

         Investments include investments in funds of The Chicago Trust Company Investment Trust for Employee Benefit Plans, a collective investment trust, and in mutual funds of the Alleghany Funds group. These investments are valued at reported unit or share values, which are calculated based on the current value of assets held by the respective entity. Shares of common stock held in the Alleghany stock fund are valued at fair market value based on quotations from national security exchanges. Loans to participants are valued at cost, which approximates fair value.

         Purchases and sales of investments are recorded on a trade date basis. The cost of investments is determined using the average cost method. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

         USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

         The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.


                                       6                             (Continued)

                           ALLEGHANY ASSET MANAGEMENT
                         SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


         OTHER

         In 2000 and 1999, forfeited nonvested accounts totaling $33,651 and $1,831, respectively, were used to reduce employer contributions.

(3)   INVESTMENTS

      Investments that represent 5% or more of net assets available for benefits at December 31, 2000 and 1999 are as follows:


                                                              2000        1999
                                                          -----------  ----------
      The Chicago Trust Company Investment
         Trust for Employee Benefit Plans -
           Safety of Principal Fund                       $ 2,949,523   3,214,599
      Alleghany/Chicago Trust Growth & Income Fund          6,218,641   5,148,920
      Montag and Caldwell Growth Fund                      10,297,393  10,872,778
      Alleghany/Chicago Trust Balanced Fund                 3,471,983   3,279,657
      Alleghany/Veredus Aggressive Growth Fund              3,281,409       *
                                                          ===========  ==========

----------
*  Not 5% or more of net assets available for benefits

      During the years ending December 31, 2000 and 1999 the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:


                                                              2000        1999
                                                          -----------  ----------
      Mutual Funds                                        $(2,833,645)  2,816,142
      Common stock                                             49,070       5,060
      Collective Investment Funds                             145,389     418,884
                                                          -----------  ----------

            Total                                         $(2,639,186)  3,240,086
                                                          ===========  ==========



                                       7                             (Continued)

                           ALLEGHANY ASSET MANAGEMENT
                         SAVINGS AND PROFIT SHARING PLAN

                          Notes to Financial Statements

                           December 31, 2000 and 1999


(4)   RELATED-PARTY TRANSACTIONS

      Related-party transactions include investment management services, trust services, transactions involving Alleghany Corporation stock in the Alleghany stock fund and participant loan fees. Parties-in-interest are defined under DOL regulations as any fiduciary of the Plan, any party rendering service to the Plan, employer, and certain others.

(5)   PLAN TERMINATION OR MODIFICATION

      The Company has the right under the Plan to modify or terminate the Plan at any time subject to the provisions of ERISA. However, the Company may not retroactively reduce the share of any participant or cause the Plan's assets to revert to the Company unless required by law. In the event of Plan termination, participants would become 100% vested in their employer contributions and earnings thereon. Currently, the Company does not have any specific plan or intention to terminate the Plan, although the Plan may be integrated with the ABN AMRO benefits program
      (see note 7).

(6)   INCOME TAX STATUS

      The Plan has filed a request for a determination letter from the Internal Revenue Service that the Plan is qualified under Section 401(a) of the Internal Revenue Code (Code) and that its related trust will be exempt from tax under provisions of Section 501(a) of the Code. The Company is not aware of any activity that would jeopardize a favorable opinion. In the opinion of the plan administrator, the Plan complied with the Tax Reform Act of 1986 and subsequent legislation with effective dates through December 31, 2000. The Company will make any changes deemed necessary to ensure that the plan is granted tax-exempt status.

(7)   SUBSEQUENT EVENT

      On February 1, 2001, Alleghany sold the Company to the ABN AMRO Group. Accordingly, Alleghany is no longer the parent of the Company.

                                                                        SCHEDULE
                           ALLEGHANY ASSET MANAGEMENT
                         SAVINGS AND PROFIT SHARING PLAN

                 Schedule of Assets Held for Investment Purposes

                                December 31, 2000


                                                                                      CURRENT
                                        DESCRIPTION OF INVESTMENT                      VALUE
                                        -------------------------                 --------------
*   The Chicago Trust Company Investment
      Trust for Employee Benefit Plans:
          Safety of Principal Fund                                                $    2,949,523
          Growth Stock Fund                                                              486,240
          International Fund                                                             634,039
*   Alleghany/Chicago Trust Bond Fund                                                    176,552
*   Alleghany/Chicago Trust Balanced Fund                                              3,471,983
*   Alleghany/Chicago Trust Growth & Income Fund                                       6,218,641
*   Montag and Caldwell Growth Fund                                                   10,297,393
*   Alleghany/Chicago Trust Small Cap Value Fund                                         568,273
*   Alleghany/Veredus Aggressive Growth Fund                                           3,281,409
*   Alleghany/Blairlogie International Developed Fund                                    268,109
*   Alleghany/Blairlogie Emerging Markets Fund                                           218,122
*   Alleghany Stock fund                                                                 602,439
*   The Chicago Trust Company Money Market Fund                                              276
    Loans to participants, 6.75% - 8.50%, January 2001 - October 2013                    745,017
                                                                                  --------------

               Total assets held for investment purposes                          $   29,918,016
                                                                                  ==============

---------
*   Party-in-interest


See accompanying independent auditors' report.




                                        9